PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME

CHIYODA-KU, TOKYO 100-0011, JAPAN

April 12, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attention:	Ms. Cecilia Blye

Chief

Office of Global Security Risk

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2016

Filed July 15, 2016

File No. 000-54189

Dear Ms. Blye:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), to confirm the Registrant’s receipt of your letter, dated March 30, 2017, regarding the Registrant’s annual report on Form 20-F referenced above.

The Registrant is currently reviewing and preparing responses to the Commission staff’s comments. However, we respectfully advise you that the Registrant has informed us that the Registrant will not be in a position to respond to the staff’s comments within ten business days, as requested by the staff, in light of the fact that the Registrant requires additional time to collect sufficient information and prepare as thorough an explanation as possible. The Registrant expects to be in a position to submit responses to the staff’s comments on or around April 28, 2017, and requests the staff’s understanding and accommodation in this regard.

U.S. Securities and Exchange Commission	2

Please contact the undersigned at tyu@paulweiss.com (phone number +81-3-3597-6306 or fax number +81-3-4496-6202) if you have any questions or concerns.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Mr. Dietrich King
Mr. Pradip Bhaumik
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.